

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 17, 2017

Steven S. Bronson
Chief Executive Officer
Interlink Electronics, Inc.
31248 Oak Crest Drive, Suite 110
Westlake Village, CA 91361

   Re: Interlink Electronics, Inc.
       Registration Statement on Form S-3
       Filed November 14, 2017
       File No. 333-221544

Dear Mr. Bronson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any questions.

              Sincerely,

              /s/ Jan Woo

              Jan Woo
              Branch Chief - Legal
              Office of Information Technologies
              and Services

cc: John McIlvery, Esq.
   Stubbs Alderton & Markiles, LLP